FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of August 2003

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)


              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F     [_]             Form 40-F       [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes           [_]             No              [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

On August 20, 2003, Husky Energy Inc. issued a press release announcing its agreement to acquire Marathon Canada Limited and certain of the assets of Marathon International Petroleum Canada, Ltd. The press release is attached hereto as Exhibit A.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   HUSKY ENERGY INC.



                                   By:  /s/ Neil D. McGee
                                        ---------------------------------------
                                        Neil D. McGee
                                        Vice President & Chief Financial Officer



                                   By:  /s/ James D. Girgulis
                                        ---------------------------------------
                                        James D. Girgulis
                                        Vice President, Legal & Corporate
                                        Secretary

Date:  August 21, 2003

                                                                       EXHIBIT A
                                                                       ---------

[GRAPHIC OMITTED]
         [LOGO]   HUSKY ENERGY
         =======================================================================
--------------------------------------------------------------------------------
         NEWS RELEASE
--------------------------------------------------------------------------------


                                                                 August 20, 2003


                 HUSKY ENERGY AGREES TO ACQUIRE MARATHON CANADA

Calgary, Alberta - Husky Energy, through a wholly owned subsidiary, has agreed to acquire all of the issued and outstanding shares of Marathon Canada Limited and the Western Canadian assets of Marathon International Petroleum Canada, Ltd. The total purchase price is $588 million (U.S.). Production from Marathon Canada is approximately 27,000 gross barrels of oil equivalent per day (boe/d). The effective date of the transaction is October 1, 2003.

In a separate transaction, Husky has agreed to sell certain of the Marathon Canada oil and gas properties with gross production of approximately 7,500 boe/d to a third party for a sale price of $320 million (U.S.).

The assets to be retained by Husky are properties located primarily in northern and southern Alberta and northeastern British Columbia. The acquisition will add approximately 19,500 barrels of oil equivalent (boe) to Husky's daily production, consisting of 90 mmcf/day of natural gas and 4,500 barrels per day of liquids (crude oil and natural gas liquids). The acquisition will also add proven reserves of 39.8 mmboe consisting of 183 bcf of gas and 9.2 mmbbls of liquids. Total established reserves as of July 1, 2003, were estimated at 46.8 mmboe consisting of 216 bcf of natural gas and 10.7 mmbbls of liquids.

"The purchase of Marathon Canada will complement our existing Western Canada property base," said President and Chief Executive Officer John C.S. Lau. "Husky will continue to pursue investment opportunities to increase production and reserves consistent with our growth strategy. It is anticipated that this transaction will increase earnings and cash flow and will be funded from Husky's internal cash flow and available facilities."

HUSKY ENERGY IS A CANADIAN BASED INTEGRATED ENERGY AND ENERGY RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

CERTAIN INFORMATION IN THIS RELEASE MAY CONTAIN FORWARD-LOOKING STATEMENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS THAT COULD INFLUENCE ACTUAL RESULTS.

                                      -30-

For further information, please contact

Richard M. Alexander                           Rocco Ciancio
Vice-President, Investor Relations             Manager, Corporate Communications
& Communications                               Husky Energy Inc.
Husky Energy Inc.                              (403) 298-7088
(403) 298-6952


                                      -30-



________________________________________________________________________________
707 8th Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7 (403)298-6111

[GRAPHIC OMITTED]
[MAP]

------------------------------------------------
HUSKY LANDS AND MARATHON CANADA PRODUCTION AREAS
------------------------------------------------

Land - Major Marathon Canada Producing Areas to be Retained by Husky:

         BRITISH COLUMBIA
         o    Ekwan/Sierra
         o    Graham

         ALBERTA
         o    Bistcho, AB and
              Cameron Hills, NWT
         o    Red Earth
         o    Slave
         o    Kakwa
         o    Kaybob
         o    Willesden Green            ---------------------------------------
         o    Strachan                   MARATHON RETAINED PROPERTIES
         o    Queenstown                 ----------------------------
         o    Callum
                                         Proven Reserves         39.8 mmboe
Major Facilities:                        Established Reserves    46.8 mmboe
                                         Natural Gas Production  90.0 mmcf/day
         ALBERTA                         NGL Production          2,250 bbls/day
         o    Rainbow Lake               Oil Production          2,250 bbls/day
         o    Valhalla                   Total Production        19,500 boe/day
         o    Wapiti                     ---------------------------------------
         o    Galloway/Ansell
         o    Ram River
         o    Caroline
         o    Lloydminster
         o    Provost
         o    Hussar

         SASKATCHEWAN
         o    Cantuar